FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Semi-Annual Report filed with the Kanto Local Finance Bureau, Japan on December 28, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	December 29, 2009	By:	/s/ Ranganath Athreya
			Name:	Mr. Ranganath Athreya
			Title:	General Manager - Joint Company Secretary & Head Compliance - Non Banking Subsidiaries

Item 1

[Form No. 10]

Cover Page

Document Name:	Semi-Annual Report

Filed with:	Director of Kanto Local Finance Bureau

Date of Filing:	December 28, 2009

For Six-month Period:	From April 1, 2009 through September 30, 2009

Corporate Name:	ICICI Bank Limited

Name and Title of Representative:	Sandeep Batra
Group Compliance Officer and Company Secretary

Location of Registered Office:	Landmark, Race Course Circle, Vadodara 390 007,
Gujarat, India

Personal Name or Corporate Name
of Attorney-in-Fact:	Hironori Shibata, Attorney-at-Law

Address or Location of
Attorney-in-Fact:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-1182

Name of Person to Contact with:	Takako Nakamura, Attorney-at-Law
Jun Ishii, Attorney-at-Law

Place to Contact with:	Anderson Mori & Tomotsune
Izumi Garden Tower
6-1, Roppongi 1-chome
Minato-ku, Tokyo

Telephone Number:	03-6888-5894

Place(s) for Public Inspection:	Not applicable.

Notes:

1.
ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited amalgamated with and into ICICI Bank Limited, effective March 30, 2002 for accounting purposes under generally accepted accounting principles in India ("Indian GAAP"). In this Semi-Annual Report, all references to "we", "our" and "us" are, unless the context otherwise requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation. References to specific data applicable to particular subsidiaries or other consolidated entities are made by reference to the name of that particular entity. References to "ICICI Bank" or "the Bank" are, as the context requires, to ICICI Bank Limited on an unconsolidated basis subsequent to the amalgamation, to ICICI Bank Limited on an unconsolidated basis prior to the amalgamation, or to both.

2.
In this document, references to "US$" are to United States dollars, references to "Rs." are to Indian rupees, and references to "¥" or "JPY" are to Japanese yen. For convenience in reading this document, certain US dollar amounts have been translated into Japanese yen at the mean of the telegraphic transfer spot selling and buying rates vis-à-vis customers as at December 4, 2009 as quoted by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo (US$ 1 = ¥ 88.12), and certain rupee amounts have been translated into Japanese yen at the reference rate of Rs. 1 = ¥ 2.09 based on the foreign exchange rate as announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in Tokyo as at December 4, 2009.

3.
The fiscal year of the Bank commences on April 1 and ends at March 31 of each year.  References to a particular "fiscal" year are to our fiscal year ended at March 31 of such year.  For example, "fiscal 2009" refers to the year commenced on April 1, 2008 and ended at March 31, 2009.

4.	Figures in tables in this document have been rounded, subject to adjustment, if necessary, so that they may agree with the arithmetic sum of the figures.

TABLE OF CONTENTS (for reference purpose only)

COVER SHEET

PART I.	CORPORATE INFORMATION		1

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY		1

II.	OUTLINE OF COMPANY		2

	1.	Trends in Major Business Indices, etc.	2

	2.	Nature of Business	9

	3.	State of Affiliated Companies	10

	4.	State of Employees	12

III.	STATEMENT OF BUSINESS		13

	1.	Outline of Results of Operations, etc.	13

	2.	State of Production, Orders Accepted and Sales	13

	3.	Problems to be Coped with	13

	4.	Risks in Business, etc.	13

	5.	Material Contracts relating to Management, etc.	14

	6.	Research and Development Activities	14

	7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows	14

IV.	STATEMENT OF FACILITIES		24

	1.	State of Major Facilities	24

	2.	Plan for Installation, Retirement, etc. of Facilities	24

V.	STATEMENT OF FILING COMPANY		25

	1.	State of Shares, etc.	25

		(1) Total Number of Shares, etc.	25

		(i) Total Number of Shares	25

		(ii) Issued Shares	25

		(2) Total Number of Issued Shares and Capital Stock	26

- i -

		(3) Major Shareholders	27

	2.	Trends in Stock Prices	28

	3.	Statement of Directors and Officers	28

VI.	FINANCIAL CONDITION		29

	1.	Financial Statements for the Relevant Periods	30

	2.	Other Information	31

		(1) Legal and Regulatory Proceedings	31

		(2) Subsequent Events	35

	3.	Major Differences between United States and Japanese Accounting Principles and Practices	35

	4.	Major Differences between Indian and Japanese Accounting Principles and Practices	37

VII.	TRENDS IN FOREIGN EXCHANGE RATES		41

VIII.	REFERENCE INFORMATION OF FILING COMPANY		42

PART II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY, ETC.		43

I.	INFORMATION ON GUARANTY COMPANY		43

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY		43

III.	INFORMATION ON BUSINESS INDICES, ETC.		43

- ii -

PART I.	CORPORATE INFORMATION

I.	SUMMARY OF LEGAL AND OTHER SYSTEMS IN HOME COUNTRY

There has been no material change in legal and other systems in India, since last Annual Securities Report ("ASR") filed on September 30, 2009 for fiscal 2009.

II.	OUTLINE OF COMPANY

1.	Trends in Major Business Indices, etc.

The following data is derived from the audited unconsolidated financial results of ICICI Bank Limited prepared in accordance with Indian GAAP.

Audited unconsolidated financial results
(Rs. in crore/JPY in ten-million)
		Six months ended								Year ended
Sr. No.	Particulars	September 30, 2009		September 30, 2009		September 30, 2008		September 30, 2007		March 31, 2009		March 31, 2009		March 31, 2008
		(Audited)				(Audited)		(Audited)		(Audited)				(Audited)
1.	Interest earned (a)+(b)+(c)+(d)	Rs.	13,790.38	JPY	28,821.89	Rs.	15,726.78	Rs.	14,847.30	Rs.	31,092.55	JPY	64,983.43	Rs.	30,788.34
	a) Interest/discount on advances/bills		9,579.59		20,021.34		11,465.55		11,022.63		22,323.83		46,656.80		22,600.99
	b) Income on investments		3,204.09		6,696.55		3,682.28		3,497.28		7,403.06		15,472.40		7,466.01
	c) Interest on balances with Reserve Bank of India and other inter-bank funds		386.40		807.57		265.04		284.46		518.71		1,084.10		611.99
	d) Others		620.30		1,296.43		313.91		42.93		846.95		1,770.13		109.35
2.	Other income		3,913.67		8,179.57		3,415.51		4,022.53		7,603.72		15,891.77		8,810.77
3.	TOTAL INCOME (1)+(2)		17,704.05		37,001.46		19,142.29		18,869.83		38,696.27		80,875.20		39,599.11
4.	Interest expended		9,769.05		20,417.31		11,489.41		11,582.35		22,725.93		47,497.19		23,484.24
5.	Operating expenses (e)+(f)+(g)		2,970.55		6,208.45		3,653.95		3,876.12		7,045.11		14,724.28		8,154.18
	e) Employee cost		916.07		1,914.59		1,011.28		1,041.75		1,971.70		4,120.86		2,078.90
	f) Direct marketing expenses		48.40		101.15		372.83		768.09		528.92		1,105.44		1,542.74
	g) Other operating expenses		2,006.08		4,192.71		2,269.84		2,066.28		4,544.49		9,497.98		4,532.54
6.	TOTAL EXPENDITURE (4)+(5) (excluding provisions and contingencies)		12,739.60		26,625.76		15,143.36		15,458.47		29,771.04		62,221.47		31,638.42
7.	OPERATING PROFIT (3)-(6) (Profit before provisions and contingencies)		4,964.45		10,375.70		3,998.93		3,411.36		8,925.23		18,653.73		7,960.69
8.	Provisions (other than tax) and contingencies		2,394.95		5,005.44		1,716.02		1,196.76		3,808.26		7,959.26		2,904.59
9.	Exceptional items		..		..		..		..		..		..		..
10.	PROFIT / LOSS FROM ORDINARY ACTIVITIES BEFORE TAX (7)-(8)-(9)		2,569.50		5,370.26		2,282.91		2,214.60		5,116.97		10,694.47		5,056.10
11.	Tax expense (h)+(i)		651.15		1,360.91		540.69		436.92		1,358.84		2,839.98		898.37
	h) Current period tax		795.34		1,662.26		944.27		745.33		1,830.51		3,825.77		1,611.73
	i) Deferred tax adjustment		(144.19)		(301.35)		(403.58)		(308.41)		(471.67)		(985.79)		(713.36)
12.	NET PROFIT / LOSS FROM ORDINARY ACTIVITIES (10)-(11)		1,918.35		4,009.35		1,742.22		1,777.68		3,758.13		7,854.49		4,157.73
13.	Extraordinary items (net of tax expense)		..		..		..		..		..		..		..
14.	NET PROFIT / LOSS FOR THE PERIOD (12)-(13)		1,918.35		4,009.35		1,742.22		1,777.68		3,758.13		7,854.49		4,157.73
15.	Paid-up equity share capital (face value Rs. 10/-)		1,113.60		2,327.42		1,113.29		1,110.66		1,113.29		2,326.78		1,112.68

(Rs. in crore/JPY in ten-million)
		Six months ended								Year ended
Sr. No.	Particulars	September 30, 2009		September 30, 2009		September 30, 2008		September 30, 2007		March 31, 2009		March 31, 2009		March 31, 2008
		(Audited)				(Audited)		(Audited)		(Audited)				(Audited)
16.	Reserves excluding revaluation reserves		50,144.66		104,802.34		47,531.95		43,641.32		48,419.73		101,197.24		45,357.53
17.	Analytical ratios
	i) Percentage of shares held by Government of India		..		..		..		..		..		..		..
	ii) Capital adequacy ratio		17.69%		..		14.01%		16.76%		15.53%		..		13.97%
	iii) Earnings per share (EPS) for the period
	a) Basic EPS before and after extraordinary items net of tax expenses (not annualized for period) (in Rs./JPY)		17.23		36.01		15.65		17.79		33.76		70.56		39.39
	b) Diluted EPS before and after extraordinary items net of tax expenses (not annualized for period) (in Rs./JPY)		17.17		35.89		15.60		17.68		33.70		70.43		39.15
18.	NPA Ratio [1,2]
	i) Gross non-performing advances (net of technical write-off)		9,200.89		19,229.86		9,501.48		5,931.53		9,649.31		20,167.06		7,579.54
	ii) Net non-performing advances		4,499.05		9,403.01		4,232.93		2,970.94		4,553.94		9,517.73		3,490.55
	iii) % of gross non-performing advances (net of technical write-off) to gross advances (net of write-off)		4.69%		..		4.18%		2.82%		4.32%		..		3.30%
	iv) % of net non-performing advances to net advances		2.36%		..		1.91%		1.43%		2.09%		..		1.55%
19.	Return on assets (annualized)		1.06%		..		0.89%		1.01%		0.98%		..		1.12%
20.	Public shareholding
	i) No. of shares		1,113,564,145		..		1,113,249,042		1,111,912,138		1,113,250,642		..		1,112,687,495
	ii) Percentage of shareholding		100		..		100		100		100		..		100
21.	Promoter and promoter group shareholding
	i) Pledged/encumbered
	a) No. of shares		..		..		..		..		..		..		..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)		..		..		..		..		..		..		..
	c) Percentage of shares (as a % of the total share capital of the bank)		..		..		..		..		..		..		..
	ii) Non-encumbered
	a) No. of shares		..		..		..		..		..		..		..
	b) Percentage of shares (as a % of the total shareholding of promoter and promoter group)		..		..		..		..		..		..		..
	c) Percentage of shares (as a % of the total share capital of the bank)		..		..		..		..		..		..		..
22.	Deposits		197,832.05		413,468.98		223,401.72		228,306.63		218,347.82		456,346.94		244,431.05
23.	Advances		190,860.18		398,897.78		221,984.67		207,121.07		218,310.85		456,269.68		225,616.08
24.	Total assets	Rs.	366,374.14	JPY	765,721.95	Rs.	384,970.39	Rs.	364,944.21	Rs.	379,300.96	JPY	792,739.01	Rs.	399,795.08

1.
At June 30, 2009, the gross non-performing advances (net of technical write-off) were Rs. 9,416.32 crore and the net non-performing advances were Rs. 4,607.84 crore.  The percentage of gross non-performing advances (net of technical write-off) to gross advances was 4.63% and percentage of net non-performing to net advances was 2.33% at June 30, 2009.

2.
The percentage of gross non-performing customer assets to gross customer assets was 4.39% and net non-performing customer assets to net customer assets was 2.19% at September 30, 2009.  Customer assets include advances and credit substitutes.

Unconsolidated segmental results of ICICI Bank Limited
(Rs. in crore/JPY in ten-million)
		Six months ended						Year ended
Sr. No.	Particulars	September 30, 2009		September 30, 2009		September 30, 2008		March 31, 2009		March 31, 2009		March 31, 2008
		(Audited)				(Audited)		(Audited)				(Audited)
1.	Segment revenue
a	Retail Banking	Rs.	9,433.26	JPY	19,715.51	Rs.	12,155.85	Rs.	23,015.21	JPY	48,101.79	Rs.	24,418.54
b	Wholesale Banking		10,635.16		22,227.48		13,103.41		24,807.71		51,848.11		24,949.35
c	Treasury		13,767.01		28,773.05		13,798.18		29,590.87		61,844.92		29,098.26
d	Other Banking		239.12		499.76		278.02		612.57		1,280.27		274.92
	Total revenue		34,074.55		71,215.80		39,335.46		78,026.36		163,075.09		78,741.07
	Less: Inter segment revenue		16,370.50		34,214.34		20,193.17		39,330.09		82,199.89		39,141.96
	Income from operations		17,704.05		37,001.46		19,142.29		38,696.27		80,875.20		39,599.11
2.	Segmental results (i.e. Profit before tax)
a	Retail Banking		(759.22)		(1,586.77)		405.39		58.05		121.33		947.24
b	Wholesale Banking		1,525.63		3,188.57		2,296.78		3,413.31		7,133.82		3,574.68
c	Treasury		1,697.70		3,548.19		(540.91)		1,284.35		2,684.29		513.49
d	Other Banking		105.39		220.27		121.65		361.26		755.03		20.69
	Total segment results		2,569.50		5,370.26		2,282.91		5,116.97		10,694.47		5,056.10
	Unallocated expenses		--		--		--		--		--		--
	Profit before tax		2,569.50		5,370.26		2,282.91		5,116.97		10,694.47		5,056.10
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking		(36,027.33)		(75,297.12)		(8,860.48)		(15,889.85)		(33,209.78)		(4,045.54)
b	Wholesale Banking		32,727.46		68,400.39		15,708.43		24,549.79		51,309.06		(11,423.26)
c	Treasury		48,870.41		102,139.16		36,626.76		36,988.70		77,306.38		56,694.99
d	Other Banking		606.56		1,267.71		1,032.38		572.04		1,195.56		669.30
e	Unallocated		5,431.16		11,351.12		4,488.15		3,662.34		7,654.29		4,924.72
	Total	Rs.	51,608.26	JPY	107,861.26	Rs.	48,995.24	Rs.	49,883.02	JPY	104,255.51	Rs.	46,820.21

Unconsolidated segmental results of ICICI Bank Limited
(Rs. in crore)
Sr. No.	Particulars	Six months ended September 30, 2007
		(Audited)
1.	Segment revenue
a	Consumer and Commercial Banking	Rs.	14,930.36
b	Investment Banking		4,712.76
	Total revenue		19,643.12
	Less: Inter segment revenue		773.29
	Income from operations		18,869.83
2.	Segmental results (i.e. Profit before tax)
a	Consumer and Commercial Banking		1,092.32
b	Investment Banking		1,141.48
	Total segment results		2,233.80
	Unallocated expenses		19.20
	Profit before tax		2,214.60
3.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Consumer and Commercial Banking		(28,165.49)
b	Investment Banking		68,470.67
	Total capital employed	Rs.	40,305.18

Notes on segmental results:

1.
The disclosure on segmental reporting has been prepared in accordance with the Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosure on ”Segmental Reporting” which is effective from the reporting period ended March 31, 2008. The segmental results for the half year ended September 30, 2007 as per the revised guidelines have not been prepared. The segmental results for the half year ended September 30, 2007 are presented based on the earlier segment categories and hence are not comparable.

2.
“Retail Banking” includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

3.	“Wholesale Banking” includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.
4.	“Treasury” includes the entire investment portfolio of the Bank.
5.	“Other Banking” includes hire purchase and leasing operations and also includes gain/loss on sale of banking & non-banking assets and other items not attributable to any particular business segment.

Notes:

1.	The financials have been prepared in accordance with Accounting Standard (AS) 25 on “Interim Financial Reporting”.
2.	During the three months ended September 30, 2009, the Bank allotted 240,058 equity shares of Rs. 10.00 each pursuant to exercise of employee stock options.
3.	Status of equity investors’ complaints/grievances for the three months ended September 30, 2009:

Opening	Additions	Disposals	Closing balance
balance
0	12	12	0

4.	Previous period/year figures have been regrouped/reclassified where necessary to conform to current period classification.
5.	The above financial results have been approved by the Board of Directors at its meeting held on October 30, 2009.
6.	The above financial results are audited by the statutory auditors, B S R & Co., Chartered Accountants.
7.	Rs. 1 crore = Rs. 10 million.

2.	Nature of Business

Overview of Indian Financial Sector

Second Quarter Review of Annual Policy Statement for Fiscal 2010

In its second quarter review of the annual policy statement for fiscal 2010 announced on October 27, 2009, the Reserve Bank of India commenced an exit from the special measures introduced in fiscal 2009 following the global financial crisis.

The Reserve Bank of India has withdrawn the following special liquidity-injection measures introduced in fiscal 2009 based on improving liquidity conditions and low utilization of these facilities:

•	Statutory liquidity ratio requirement for banks was increased from 24% to 25%.

•
Special term repo facility for scheduled commercial banks (for funding to mutual funds, non-banking finance companies and housing finance companies) that was announced to be available up to March 31, 2010 was discontinued.

•	The foreign exchange swap facility available to banks for meeting overseas liabilities was discontinued.

In addition, the Reserve Bank of India has also announced the following measures:

•	Provisioning requirements for advances to commercial real estate classified as standard assets was increased from 0.4% to 1.0%.

•	Banks are being required to increase the total provisioning coverage ratio, including floating provisions, to 70% by September 30, 2010.

•	Banks are now allowed to open branches in other than Tier-1 and Tier-2 cities under general permission without prior authorization of the Reserve Bank of India.

•
A new category of non-banking finance companies called “Infrastructure non-banking finance companies” would be introduced which hold at least 75% of their total assets in financing infrastructure projects.

•	The category of persons that can act as business correspondents has been enlarged.

•	Cash withdrawals up to Rs. 1,000 per day at point of sale terminals have been allowed for all debit cards issued in India.

•
Several guidelines relating to repo of corporate bonds, introduction of credit default swaps, build up capital for take-out exposures in a phased manner, sound compensation policies for private sector and foreign banks, liquidity risk management and stress testing are proposed to be issued.

The Reserve Bank of India did not change the key policy rates and the cash reserve ratio.

3.	State of Affiliated Companies

(1)  The following table sets forth certain information relating to the company which became a subsidiary or joint venture for the half year ended September 30, 2009.

Name	Year of Formation	Activity	Equity Share Capital	Preference Share Capital	Total Share Capital	Ownership Interest	Total Income(1)	Net Worth(2)	Total Assets(3)
					(in millions, except percentages)
ICICI Prudential Pension Funds Management Company Limited (ICICI PruLife Towers, 1089, Appasaheb Marathe Marg, Prabhadevi, Mumbai, Maharashtra, India 400 025)	April 2009	Pension fund management	Rs. 110.0	-	Rs. 110.0	100.00%	Rs. 1.9	Rs. 109.6	Rs. 111.1

(1)   Total income represents gross income from operations and other income.
(2)   Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.
(3)   Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(2)  The following table sets forth certain information relating to the companies which became other significant affiliates consolidated in our financial statements under Indian GAAP for the half year ended September 30, 2009.  In addition, Contests2win.com India Private Limited, Crossdomain Solutions Private Limited and Transafe Services Limited are no longer other significant affiliates consolidated in our financial statements under Indian GAAP for the half year ended September 30, 2009.

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(Rs. in millions, except percentages)
Rainbow Fund(4) (10th Floor, Prestige, Obelisk, Kasturba Road, Bangalore, Karnataka, India 560 001）	March 2008	Unregistered venture capital fund	23.91%	Rs. 0.1	Rs. 26.4	Rs. 26.6

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	These entities have been consolidated as per the equity method of accounting as prescribed by AS 23 on “Accounting for investments in associates in consolidated financial statements”.

4.	State of Employees

At September 30, 2009, the Bank had 33,731 permanent employees (including employees on probation) which excludes interns.

The Bank has also used the services of certain employees on contract basis. The contract is generally for a period of about one year. The number of such employees at September 30, 2009 was about 12,150.

III.	STATEMENT OF BUSINESS

1.	Outline of Results of Operations, etc.

Please refer to “ - III. - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

2.	State of Production, Orders Accepted and Sales

Please refer to " - II. - 2. Nature of Business" and " - III. - 7. Analysis of Financial Condition, Operating Results and Statement of Cash Flows”.

3.	Problems to be Coped with

There has been no material change since last ASR filed on September 30, 2009 for fiscal 2009.

4.	Risks in Business, etc.

Since the last ASR filed on September 30, 2009 there have been the following changes in risks relating to our business:

In its mid-term review of policy statement for fiscal 2010, the Reserve Bank of India has required banks to increase the total provisioning coverage ratio, including floating provisions, to 70% by September 30, 2010. Our provisioning coverage ratio (i.e., total provisions made against non-performing advances as a percentage of gross non-performing advances) at September 30, 2009 was 51.1%. The combination of the mandated increase in provisions, with any further deterioration or increase in our non-performing asset portfolio could lead to an adverse impact on our business, our future financial performance and the price of our notes. The Reserve Bank of India has subsequently allowed banks to include technical write-offs in calculating the provisioning coverage ratio. We have sought clarification whether write-offs made by us qualify for such technical write-offs. The additional provisioning requirement could adversely impact our income statement.

Recently, Moody's Investors Service, an international rating agency placed under review for possible downgrade the ratings of hybrid and subordinated debt securities issued by banks in 36 countries following a change in its rating methodology for these instruments. Moody's had, in October 2009, downgraded the foreign and local currency deposit ratings and subordinated debt ratings of 13 Indian banks, including us, pursuant to their new methodology for imputing systemic support while assessing the local currency ratings of banks. Moody’s has subsequently upgraded the foreign currency deposit rating of Indian banks in December 2009. In fiscal 2009, Moody's revised its baseline credit assessment for us from Baa1 to Baa2, and revised its long-term bank deposit and senior unsecured debt ratings on ICICI Bank UK from Baa1 to Baa2, the subordinated debt rating from Baa2 to Baa3 and junior subordinated debt rating from Ba1 to Ba2. Standard & Poor's has revised its outlook on India's sovereign rating, and consequently on the ratings of several Indian financial institutions including us, to negative from stable. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers.

5.	Material Contracts relating to Management, etc.

There has been no material change since the last ASR filed on September 30, 2009 for fiscal 2009.

6.	Research and Development Activities

Please refer to “ - II. - 2. Nature of Business”.

7.	Analysis of Financial Condition, Operating Results and Statement of Cash Flows

The following discussion is based on the audited unconsolidated financial results of the Bank for the six months ended September 30, 2009.

Profit before provisions and tax increased by 24.1% from Rs. 39.99 billion in the six months ended September 30, 2008 to Rs. 49.64 billion in the six months ended September 30, 2009. This increase was primarily due to treasury income of Rs. 10.11 billion in the six months ended September 30, 2009 against a treasury loss of Rs. 7.46 billion in the six months ended September 30, 2008 and due to decrease in non-interest expenses by 18.7% from Rs. 36.54 billion in the six months ended September 30, 2008 to Rs. 29.71 billion in the six months ended September 30, 2009, offset, in part, by a decrease in fee income by 29.4% from Rs. 38.34 billion in the six months ended September 30, 2008 to Rs. 27.06 billion in the six months ended September 30, 2009 and a decrease in net interest income by 5.1% from Rs. 42.38 billion in the six months ended September 30, 2008 to Rs. 40.21 billion in the six months ended September 30, 2009.

Provisions and contingencies (excluding provision for tax) increased by 39.6% from Rs. 17.16 billion in the six months ended September 30, 2008 to Rs. 23.95 billion in the six months ended September 30, 2009 primarily due to a higher level of specific provisioning on non-performing retail loans and restructured corporate loans. Profit before tax increased by 12.5% from Rs. 22.83 billion in the six months ended September 30, 2008 to Rs. 25.69 billion in the six months ended September 30, 2009. Tax provision increased from Rs. 5.41 billion in the six months ended September 30, 2008 to Rs. 6.51 billion in the six months ended September 30, 2009, reflecting an effective tax rate of 25.3% in the six months ended September 30, 2009 as compared to 23.7% in the six months ended September 30, 2008. Profit after tax increased by 10.1% from Rs. 17.42 billion in the six months ended September 30, 2008 to Rs. 19.18 billion in the six months ended September 30, 2009.

Net interest income decreased by 5.1% from Rs. 42.38 billion in the six months ended September 30, 2008 to Rs. 40.21 billion in the six months ended September 30, 2009 reflecting primarily a decline of 5.0% in the average interest-earning assets during the period. The net interest margin at 2.4% was at the same level in the six months ended September 30, 2009 as in the six months ended September 30, 2008.

Non-interest income increased by 14.6% from Rs. 34.15 billion in the six months ended September 30, 2008 to Rs. 39.14 billion in the six months ended September 30, 2009 primarily due to an increase in income from treasury-related activities, offset, in part, by a 29.4% decrease in fee income.

Non-interest expense decreased by 18.7% from Rs. 36.54 billion in the six months ended September 30, 2008 to Rs. 29.71 billion in the six months ended September 30,

2009 primarily due to a decrease in direct marketing agency expenses from Rs. 3.73 billion in the six months ended September 30, 2008 to Rs. 0.48 billion in the six months ended September 30, 2009 and various cost reduction initiatives undertaken by us.

Provisions and contingencies (excluding provision for tax) increased from Rs. 17.16 billion in the six months ended September 30, 2008 to Rs. 23.95 billion in the six months ended September 30, 2009 primarily due to a higher level of specific provisioning on non-performing retail loans and restructured corporate loans. The increase in specific provision on retail non-performing loans was on account of seasoning of the secured loan portfolio, relatively higher losses on the unsecured portion of the portfolio and the adverse macro-economic environment.

Total assets decreased by 4.8% from Rs. 3,849.70 billion at September 30, 2008 to Rs. 3,663.74 billion at September 30, 2009 primarily due to decrease in advances by Rs. 311.25 billion and decline in cash and balances with the Reserve Bank of India by Rs. 45.25 billion due to reduction in the cash reserve ratio requirement, offset, in part, by an increase in investments by Rs. 228.18 billion.

Net Interest Income

Net interest income decreased by 5.1% from Rs. 42.38 billion in the six months ended September 30, 2008 to Rs. 40.21 billion in the six months ended September 30, 2009 primarily due to a 5.0% decline in average interest-earning assets during the period. Net interest margin continued to remain at the same level at 2.4% in the six months ended September 30, 2009 as in the six months ended September 30, 2008.

Interest income decreased by 12.3% from Rs. 157.27 billion in the six months ended September 30, 2008 to Rs. 137.90 billion in the six months ended September 30, 2009 due to a decrease in average interest-earning assets by 5.0% from Rs. 3,511.06 billion in the six months ended September 30, 2008 to Rs. 3,334.38 billion in the six months ended September 30, 2009 and a decrease in yield on interest-earning assets by about 60 basis points from 8.9% in the six months ended September 30, 2008 to 8.3% in the six months ended September 30, 2009.

The average volume of interest-earning assets decreased in the six months ended September 30, 2009 primarily on account of a decrease in average advances and average balances with the Reserve Bank of India offset, in part, by increases in average repo lending and average non-statutory liquidity ratio investments. Average advances decreased by 8.2% from Rs. 2,186.83 billion in the six months ended September 30, 2008 to Rs. 2,007.84 billion in the six months ended September 30, 2009 primarily on account of decrease in retail advances. Retail advances decreased by 29.4% from Rs. 1,185.14 billion at September 30, 2008 to Rs. 836.70 billion at September 30, 2009. Net advances of overseas branches, in rupee terms, decreased by 12.1% from Rs. 577.42 billion at September 30, 2008 to Rs. 507.80 billion at September 30, 2009. Average earning investments decreased by 1.4% from Rs. 1,006.25 billion in the six months ended

September 30, 2008 to Rs. 991.86 billion in the six months ended September 30, 2009 primarily due to decrease in average investments in government and other approved securities held for statutory liquidity ratio compliance. This was primarily on account of a reduction in net demand and time liabilities by 13.7% from Rs. 2,616.04 billion at September 26, 2008 to Rs. 2,257.62 billion at September 25, 2009 (being the last reporting Fridays of the respective periods) as well as a reduction in statutory liquidity ratio.

Average balances with the Reserve Bank of India decreased by 45.9% from Rs. 227.37 billion in the six months ended September 30, 2008 to Rs. 122.94 billion in the six months ended September 30, 2009 due to a reduction in the cash reserve ratio requirement by 400 basis points from 9.0% at September 30, 2008 to 5.0% at September 30, 2009. Average other interest-earning assets increased by Rs. 121.13 billion from Rs. 90.61 billion in the six months ended September 30, 2008 to Rs. 211.74 billion in the six months ended September 30, 2009.

Yield on average interest-earning assets decreased by about 60 basis points from 8.9% in the six months ended September 30, 2008 to 8.3% in the six months ended September 30, 2009 primarily due to a decrease in the yield on advances by 94 basis points from 10.5% in the six months ended September 30, 2008 to 9.5% in the six months ended September 30, 2009 and a decrease in yield on earning investments by 86 basis points from 7.3% in the six months ended September 30, 2008 to 6.4% in the six months ended September 30, 2009 offset, in part, by an increase in yield due to a reduction in cash reserve ratio by 400 basis points during this period. As cash reserve ratio balances do not earn any interest income, the reduction resulted in a positive impact on yield on interest-earning assets.

Yield on advances decreased from 10.5% in the six months ended September 30, 2008 to 9.5% in the six months ended September 30, 2009 primarily on account of a reduction in proportion of average retail loans in average total loans and decrease in yield on retail loans by about 50 basis points from six months ended September 30, 2008 to six months ended September 30, 2009. The reduction in yield on retail advances was primarily on account of a reduction in the floating reference rate by the Bank. During the six months ended September 30, 2009, we reduced the prime lending rate for domestic advances by 100 basis points, the full impact of which will be reflected in fiscal 2010. Yield on advances of overseas branches was impacted by a decline in benchmark rates (LIBOR).

Interest income was also impacted by the receipt of interest on our income tax refund which was Rs. 0.72 billion in the six months ended September 30, 2009 as compared to Rs. 1.47 billion in the six months ended September 30, 2008.

Total interest expense decreased by 15.0% from Rs. 114.89 billion in the six months ended September 30, 2008 to Rs. 97.69 billion in the six months ended September 30, 2009 due to both, a decrease in average interest-bearing liabilities and decrease in average cost of funds. Average interest-bearing liabilities decreased by 5.4% from Rs. 3,332.62 billion in the six months ended September 30, 2008 to Rs. 3,152.13 billion in the six months ended September 30, 2009 primarily due to decrease in the volume of average deposits, offset, in part, by an increase in the volume of average borrowings.

Average volume of deposits decreased by 11.6% from Rs. 2,319.17 billion in the six months ended September 30, 2008 to Rs. 2,050.64 billion in the six months ended September 30, 2009. Total deposits decreased by 11.4% from Rs. 2,234.02 billion at September 30, 2008 to Rs. 1,978.32 billion at September 30, 2009 primarily due to a reduction of the wholesale term deposit base. The proportion of current and savings account deposits in total deposits increased from 30.0% at September 30, 2008 to 36.9% at September 30, 2009 due to our conscious strategy of focusing on current and savings account deposits.

Average volume of borrowings, in rupee terms, increased from Rs. 1,013.45 billion in the six months ended September 30, 2008 to Rs. 1,101.49 billion in the six months ended September 30, 2009 primarily on account of an increase in overnight repo borrowing for money market operations based on arbitrage opportunities available in the market.

Average cost of funds decreased by 70 basis points from 6.9% in the six months ended September 30, 2008 to 6.2% in the six months ended September 30, 2009. The Bank’s cost of deposits decreased by 60 basis points from 7.1% in the six months ended September 30, 2008 to 6.5% in the six months ended September 30, 2009 due to a decline in cost of term deposits by 54 basis points from 8.9% in the six months ended September 30, 2008 to 8.4% in the six months ended September 30, 2009 and an increase in the proportion of lower cost current and savings account deposits in total deposits. Effective cost of savings deposits for the six months ended September 30, 2009 was 2.7% against the Reserve Bank of India prescribed rate of 3.5% as the interest is paid on minimum outstanding balance in a savings account in a particular period. Effective April 1, 2010, the interest needs to be paid on the average balance in a savings account, which we expect to adversely impact our net interest margin by approximately 10 basis points. The cost of borrowings decreased by 74 basis points from 6.4% in the six months ended September 30, 2008 to 5.7% in the six months ended September 30, 2009 due to decrease in cost of foreign currency borrowings and cost of call money borrowings and repurchase transactions. The cost of foreign currency borrowings decreased due to reduction in benchmark rate (LIBOR).

Non-Interest Income

The following table sets forth the principal components of non-interest income for the periods presented.

	Six months ended September 30,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Fee income (1)	Rs.	38,338.1	Rs.	27,060.9	JPY	56,557.3	(29.4)%
Income from treasury-related activities (2)		(7,464.8)		10,107.8		21,125.3	-
Lease income		1,175.2		1,065.1		2,226.0	(9.4)
Other income		2,106.6		902.9		1,887.1	(57.1)
Total non-interest income	Rs.	34,155.1	Rs.	39,136.7	JPY	81,795.7	14.6%

(1)	Includes merchant forex income and margin on customer derivative transactions.
(2)	Includes profit/loss on sale of investments and revaluation of investments and foreign exchange gain/loss.

Non-interest income increased by 14.6% from Rs. 34.15 billion in the six months ended September 30, 2008 to Rs. 39.14 billion in the six months ended September 30, 2009 primarily due to an increase in income from treasury-related activities, offset, in part, by a 29.4% decrease in fee income.

Fee income decreased by 29.4% from Rs. 38.34 billion in the six months ended September 30, 2008 to Rs. 27.06 billion in the six months ended September 30, 2009 primarily due to subdued investment and mergers & acquisition activity in the corporate sector, which impacted our lending, structuring, advisory and syndication fees. The high interest rates prevalent for a large part of the previous year combined with our strategy to moderate balance sheet growth also resulted in a considerable slow down of retail disbursements. This resulted in lower retail asset-related fees in the six months ended September 30, 2009.

The total income from treasury-related activities in the six months ended September 30, 2009 was Rs. 10.11 billion compared to a loss of Rs. 7.46 billion in the six months ended September 30, 2008.

Treasury income was Rs. 10.11 billion in the six months ended September 30, 2009 primarily due to profit on sales and a reversal of mark to market losses on government securities and other fixed income instruments of Rs. 6.43 billion, positive impact on the valuation of the credit derivatives portfolio due to the softening of credit spreads and profit on sales and a reversal of mark to market losses on equity investments, offset, in part by mark-to-market losses on investments in security receipts issued by asset reconstruction companies and a diminution in the value of venture fund investments.

During the six months ended September 30, 2009, a recovery in equity markets and softening of credit spreads led to a positive impact on our trading fixed income portfolio and equity portfolio. Liquidity in the banking system continued to improve. As a result, there was a significant moderation in money market and wholesale deposit rates. However, the yield on 10-year government securities, after declining initially, increased during the six months ended September 30, 2009 following the increase in the government borrowing programme and a fiscal deficit of 6.8% of GDP estimated for fiscal 2010. We capitalized on certain market opportunities in the six months ended September 30, 2009 resulting in gains on sales and a reversal of mark to market losses of Rs. 6.43 billion on government securities and other fixed income securities. Income from treasury-related activities is necessarily volatile and depends upon the nature of our portfolio as well as interest rate trends and may not be sustainable.

Lease income, net of lease depreciation, decreased from Rs. 0.14 billion in the six months ended September 30, 2008 to Rs. 0.08 billion in the six months ended September 30, 2009 primarily due to a decrease in leased assets from Rs. 6.82 billion at September 30, 2008 to Rs. 3.93 billion at September 30, 2009.

Other income decreased by 57.1% from Rs. 2.11 billion in the six months ended September 30, 2008 to Rs. 0.90 billion in the six months ended September 30, 2009. Other income primarily includes dividend from subsidiaries of Rs. 1.55 billion in the six months ended September 30, 2009 as against Rs. 1.69 billion in the six months ended September 30, 2008.

Non-Interest Expense

The following table sets forth the principal components of non-interest expense for the periods presented.

	Six months ended September 30,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Employee expenses	Rs.	10,112.8	Rs.	9,160.7	JPY	19,145.9	(9.4)%
Depreciation on own property		2,234.2		2,547.4		5,324.1	14.0
Auditors’ fees and expenses		11.3		11.2		23.4	(0.9)
Other administrative expenditure		19,413.4		16,521.3		34,529.5	(14.9)
Total non-interest expense (excluding lease depreciation and direct marketing agency expenses)		31,771.7		28,240.6		59,022.9	(11.1)
Depreciation (including lease equalization) on leased assets		1,039.5		980.9		2,050.1	(5.6)
Direct marketing agency expenses		3,728.3		484.0		1,011.5	(87.0)
Total non-interest expense	Rs.	36,539.5	Rs.	29,705.5	JPY	62,084.5	(18.7)%

Total non-interest expense decreased by 18.7% from Rs. 36.54 billion in the six months ended September 30, 2008 to Rs. 29.71 billion in the six months ended September 30, 2009 primarily due to a 87.0% decrease in direct marketing agency expenses and a 14.9% decrease in other administrative expenses.

We use marketing agents, called direct marketing agents or associates, for sourcing our retail assets. We include commissions paid to these direct marketing agents of our retail assets in non-interest expense. These commissions are expensed upfront and not amortized over the life of the loan. Due to lower retail disbursements, lower issuance of new credit cards and reduction in rate of commission, direct marketing agency expenses decreased by 87.0% from Rs. 3,728.3 million in the six months ended September 30, 2008 to Rs. 484.0 million in the six months ended September 30, 2009.

Employee expenses decreased by 9.4% from Rs. 10.11 billion in the six months ended September 30, 2008 to Rs. 9.16 billion in the six months ended September 30, 2009 primarily due to a 12.0% decrease in the employee base from 36,186 at September 30, 2008 to 33,731 at September 30, 2009.

Depreciation on own property increased by 14.0% from Rs. 2.23 billion in the six months ended September 30, 2008 to Rs. 2.55 billion in the six months ended September 30, 2009 reflecting the addition of new branches and ATMs and office equipments. The number of our branches in India increased from 1,399 at September 30, 2008 to 1,509 at September 30, 2009. The number of ATMs increased from 4,485 at September 30, 2008 to 4,883 at September 30, 2009. Depreciation on leased assets decreased from Rs. 1.04 billion in the six months ended September 30, 2008 to Rs. 0.98 billion in the six months ended September 30, 2009.

Other administrative expenses decreased by 14.9% from Rs. 19.41 billion in the six months ended September 30, 2008 to Rs. 16.52 billion in the six months ended September 30, 2009 primarily due to overall cost reduction initiatives undertaken by us. Expenses on account of retail business expenses, professional fees, traveling, conveyance, postage and insurance declined in the six months ended September 30, 2009 as compared to expenses in the six months ended September 30, 2008.

Provisions and Contingencies

The following table sets forth the components of provisions and contingencies for the periods presented.

	Six months ended September 30,
	2008		2009		2009		2009/2008 % change
	(in millions, except percentages)
Provision for investments (including credit substitutes) (net)	Rs.	(109.3)	Rs.	(388.4)	JPY	(811.7)	-
Provision for non-performing assets(1) (including provision for restructured loans and standard assets)		17,362.5		24,075.4		50,317.6	38.7%
Others		(93.0)		262.5		548.6	-
Total provisions	Rs.	17,160.2	Rs.	23,949.5	JPY	50,054.5	39.6%

(1)
The Bank does not distinguish between provisions and write-offs while assessing the adequacy of its loan loss coverage, as both provisions and write-offs represent a reduction of the principal amount of a non-performing asset. In compliance with regulations governing the presentation of financial information by banks, gross non-performing assets are reported gross of provisions net of cumulative write-offs in its financial results.

We classify our loans in accordance with the Reserve Bank of India guidelines. Provisions and contingencies (excluding provision for tax) increased from Rs. 17.16 billion in the six months ended September 30, 2008 to Rs. 23.95 billion in the six months ended September 30, 2009 primarily due to a higher level of specific provisioning on non-performing retail loans and restructured corporate loans. The increase in retail non-performing loans was on account of seasoning of the secured loan portfolio, relatively higher losses on the unsecured portion of the portfolio and the adverse macro-economic environment.

During the six months ended September 30, 2009, we made provisions of Rs. 2.04 billion on corporate loans as required by the Reserve Bank of India guidelines on restructured advances. The deterioration in the global economic environment during fiscal 2009, in particular following the bankruptcy of Lehman Brothers in September 2008, adversely impacted the operations of several Indian companies. Indian businesses were impacted by the lack of access to financing/refinancing from global debt capital markets, losses on existing inventories due to the sharp decline in commodity prices, reduction in demand for and prices of output and reduction in cash accruals and profitability. There was some stress experienced by certain borrowers in real estate and developer financing, auto ancillaries, textiles and retail mortgages. This led to additional restructuring of loans in the Indian banking system, including us.

We hold a cumulative standard asset provision of Rs. 14.36 billion at September 30, 2009 against a requirement of Rs. 7.39 billion at September 30, 2009 as per the category-wise general provision requirement currently applicable to various categories of loans under the Reserve Bank of India guidelines. The excess provision has not been reversed in accordance with the Reserve Bank of India guidelines.

Tax Expense

The income tax expense (including wealth tax) increased from Rs. 5.41 billion in the six months ended September 30, 2008 to Rs. 6.51 billion in the six months ended September 30, 2009 reflecting an effective tax rate of 25.3% in the six months ended September 30, 2009 as compared to 23.7% in the six months ended September 30, 2008. The tax expense for six months ended September 30, 2009 and six months ended September 30, 2008 was based on the estimated tax liability for the full fiscal year in line with applicable guidelines under Indian GAAP. The Finance Act (No.2) Act, 2009 abolished the levy of fringe benefit tax with effect from fiscal 2010.

Financial Condition

Our total assets decreased by 4.8% from Rs. 3,849.71 billion at September 30, 2008 to Rs. 3,663.74 billion at September 30, 2009. Net advances decreased by 14.0% from Rs. 2,219.85 billion at September 30, 2008 to Rs. 1,908.60 billion at September 30, 2009 primarily due to a decrease in retail advances. Net retail advances (including dealer financing and developer financing portfolios of Rs. 7.17 billion and Rs. 20.23 billion, respectively at September 30, 2009) decreased by 29.4% from Rs. 1,224.67 billion at September 30, 2008 to Rs. 864.11 billion at September 30, 2009. Retail advances constituted 45.3% of our total net advances at September 30, 2009. Net advances of overseas branches (including our offshore banking unit) decreased in rupee terms by 12.1% from Rs. 577.42 billion at September 30, 2008 to Rs. 507.80 billion at September 30, 2009. Total investments at September 30, 2009 increased by 23.5% from Rs. 971.47 billion at September 30, 2008 to Rs. 1,199.65 billion at September 30, 2009 primarily due to an increase in investments in government securities of 23.4% from Rs. 630.80 billion at September 30, 2008 to Rs. 778.44 billion at September 30, 2009. We have a trading portfolio in various credit derivatives instruments including credit default swaps (CDSs), credit linked notes (CLNs) and collateralized debt obligations (CDOs). At September 30, 2009, we had a gross portfolio of funded credit derivatives of Rs. 17.46 billion and non-funded credit derivatives of Rs. 36.62 billion as compared to a gross portfolio funded credit derivatives of Rs. 15.73 billion and non-funded credit derivatives of Rs. 37.89 billion at September 30, 2008. Our entire exposure in these credit derivatives at September 30, 2009 is to underlying entities which are India-linked.

Our equity share capital and reserves increased from Rs. 486.45 billion at September 30, 2008 to Rs. 512.59 billion at September 30, 2009 primarily due to accretion to reserves out of profits. Total deposits decreased by 11.5% from Rs. 2,234.02 billion at

September 30, 2008 to Rs. 1,978.32 billion at September 30, 2009 primarily due to our conscious strategy of reducing wholesale term deposits. Term deposits decreased from Rs. 1,564.87 billion at September 30, 2008 to Rs. 1,249.02 billion at September 30, 2009. Our savings account deposits increased from Rs. 431.74 billion at September 30, 2008 to Rs. 493.18 billion at September 30, 2009 while current account deposits decreased from Rs. 237.40 billion at September 30, 2008 to Rs. 236.12 billion at September 30, 2009. Borrowings (including subordinated debt) increased from Rs. 948.49 billion at September 30, 2008 to Rs. 997.73 billion at September 30, 2009 primarily on account of an increase in subordinated debt from Rs. 226.70 billion at September 30, 2008 to Rs. 275.49 billion at September 30, 2009 and an increase in short-term collateralized borrowing and lending obligations.

Cash and cash equivalent decreased by 24.1% from Rs. 356.13 billion at September 30, 2008 to Rs. 292.67 billion at September 30, 2009. This decrease was primarily due to net cash outflow from financing and operating activities offset, in part by net cash inflow from investment activities.

Cash outflow from operating activities decreased from an outflow of Rs. 68.73 billion in the six months ended September 30, 2008 to an outflow of Rs. 25.61 billion in the six months ended September 30, 2009 primarily due to increase in net inflows from advances from Rs. 18.81 billion during the six months ended September 30, 2008 to Rs. 250.27 billion during the six months ended September 30, 2009, increase in net inflows from borrowings from Rs. 27.16 billion during the six months ended September 30, 2008 to Rs. 76.37 billion during the six months ended September 30, 2009, increase in net inflows from other assets and other liabilities (including provisions) which changed from an outflow of Rs. 78.35 billion during the six months ended September 30, 2008 to an inflow of Rs. 19.78 billion during the six months ended September 30, 2009, offset in part, by increase in net outflows on investments which changed from a net inflow of Rs. 135.58 billion during the six months ended September 30, 2008 to a net outflow of Rs. 211.42 billion during the six months ended September 30, 2009.

Cash flow from investing activities increased from net cash outflow of Rs. 2.55 billion in the six months ended September 30, 2008 to net cash inflow of Rs. 41.67 billion in the six months ended September 30, 2009 primarily due to increase in net inflows from held to maturity securities from Rs. 21.95 billion for the six months ended September 30, 2008 to Rs. 42.43 billion for the six months ended September 30, 2009, and decrease in net outflows on investments in subsidiaries and/or joint ventures from Rs. 20.88 billion for the six months ended September 30, 2008 to Rs. 3.34 billion for the six months ended September 30, 2009.

Cash flow from financing activities decreased from net cash inflow of Rs. 43.11 billion in the six months ended September 30, 2008 to net cash outflow of Rs. 21.02 billion in the six months ended September 30, 2009 primarily due to net outflows on bonds (including subordinated debt) which changed from a net inflow of Rs. 56.40 billion for the six months ended September 30, 2008 to a net outflow of Rs. 7.42 billion for the six months ended September 30, 2009.

Indian Economy and Banking Sector

Since the last ASR pertaining to fiscal 2009, filed on September 30, 2009 there have been following changes in the Indian economy and the banking sector.

In the second quarter of fiscal 2010, the GDP growth rate improved to 7.9% compared to 6.1% in the first quarter of fiscal 2010. The growth during the quarter was driven by a 9.0% increase in industry sector and 9.0% increase in the services sector. The index of industrial production continued to record sharper increases even during the second quarter of fiscal 2010 touching growth rates of 6.8% in July 2009 and 9.1% in September 2009. The agriculture sector with a growth of 0.9% in the second quarter of fiscal 2010 was, however, impacted by weak and erratic monsoons thus adding upward pressure on food prices. Further, it is expected that the growth in the agricultural sector during the third and fourth quarters of fiscal 2010 will be adversely impacted by the below average monsoon rainfall. The annual rate of inflation, based on monthly wholesale price index stood at 4.8% for the month of November 2009.  The increase in inflation was primarily due to an increase in the prices of food articles with food articles inflation reaching 19.9% for the week ending December 5, 2009.

The equity markets appreciated significantly during fiscal 2010 with the benchmark index BSE SENSEX increasing by 74.3% between April 2009 and November 2009. Foreign institutional investor investments revived with net inflows of US$ 14.9 billion during April-October 2009 compared to net outflows in fiscal 2009. The yield on the benchmark 10-year Government of India securities was 7.26% at November 30, 2009 compared to 7.01% at year-end fiscal 2009. Credit growth continued to remain moderate. Non-food credit grew by 11.0% on a year-on-year basis at December 4, 2009 compared to 17.5% at year-end fiscal 2009 and 22.3% at year-end fiscal 2008. Deposits of the banking system grew by 18.3% on a year-on-year basis at December 4, 2009 compared to 22.2% at year-end fiscal 2009. In its quarterly review of monetary policy in October 2009, the Reserve Bank of India increased the statutory liquidity ratio to 25.0% and withdrew certain liquidity facilities instituted following the global financial crisis. The Reserve Bank of India also directed banks to increase their total provisioning coverage ratio, including floating provisioning to 70% by September 30, 2010.

IV.	STATEMENT OF FACILITIES

1.	State of Major Facilities

There has been no material change since last ASR filed on September 30, 2009 for the fiscal 2009.

2.	Plan for Installation, Retirement, etc. of Facilities

We are in the process of implementing 580 branch licenses received from the Reserve Bank of India which would expand our branch network to about 2,000 branches.

V.	STATEMENT OF FILING COMPANY

1.	State of Shares, etc.

(1)	Total Number of Shares, etc.

(i)	Total Number of Shares

(At September 30, 2009)
Number of Shares Authorized to be Issued	Number of Issued Shares	Number of Unissued Shares
1,275,000,000 equity shares of Rs. 10/- each	1,113,564,145 shares(1)	161,324,252 shares
15,000,000 shares of Rs. 100/- each(2)	Nil	15,000,000 shares
350 preference shares of Rs. 10,000,000 each	350 shares	Nil

(1)	Excludes 111,603 shares forfeited.
(2)
These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions for the time being in that behalf.

(ii)	Issued Shares

(At September 30, 2009)
Bearer or Registered; Par Value or Non-Par Value	Kind	Number of Issued Shares	Names of Listed Financial Instruments Exchanges or Registered Financial Instruments Firm Association	Remarks
Registered shares, with par value of Rs. 10 each	Ordinary shares	1,113,564,145 shares(1)	Underlying equity shares on: Bombay Stock Exchange Limited; and National Stock Exchange of India Limited ADSs on: New York Stock Exchange	Equity shares with a face value of Rs. 10 each
Registered shares, with par value of Rs. 10,000,000 each	Preference shares	350 shares	Not applicable.	Preference shares of face value of Rs. 10,000,000 each
Total	-	1,113,564,495 shares(1)	-	-

(1)	Excludes 111,603 shares forfeited.

(2)	Total Number of Issued Shares and Capital Stock

  (At September 30, 2009)
Date	Number of Shares on Issue		Share Capital (in Rs.)		Remarks
	Number of Shares Increased/ (Decreased)	Number of Outstanding Shares After Increase/ Decrease	Amount of Share Capital Increased/ (Decreased)	Amount After Share Capital Increase/ (Decrease)
Total shares outstanding as on April 1, 2009		1,113,250,642(1)		11,132,899,233(2) (JPY 23,267,759,397)	-
During fiscal year 2010 (Up to September 30, 2009)	313,503 shares	1,113,564,145(1)	3,151,426 (JPY 6,586,480)	11,136,050,659(2) (JPY 23,274,345,877)	Allotment of 313,503 shares issued on exercise of options, under the Employee Stock Option Scheme 2000

(1)	Excludes 111,603 shares forfeited.
(2)	Net of calls unpaid and including shares forfeited.

(3)	Major Shareholders

Shareholding more than 1% of the total number of shares

(At September 30, 2009)
Shareholder	Address	Shares (million)	% Holding
Deutsche Bank Trust Company Americas (Depositary for ADS holders)	C/o. ICICI Bank, Securities Management Services, Empire House, 1st Floor 414, Senapati Bapat Marg Lower Parel, Mumbai 400013	332.86	29.89%
Life Insurance Corporation of India	Investment Department, 6th Floor, West Wing, Central Office, Yogakshema, Jeevan Bima Marg, Mumbai 400021	114.64	10.30%
Allamanda Investments Pvt. Limited	Citibank NA, Custody Services, 3rd Floor, Trent House, G Block, Plot No.60, BKC, Bandra (East), Mumbai - 400051	64.11	5.76%
Bajaj Holdings and Investments Limited	Bajaj Auto Ltd Complex, Mumbai-Pune Road, Akurdi, Pune 411035	22.87	2.05%
Government of Singapore	C/o Deutsche Bank AG Securities And Custody Services, DB House, Hazarimal Somani Marg, PO Box no.1142, Fort, Mumbai - 400001	16.99	1.53%
Dodge & Cox International Stock Fund	DB House, Hazarimal Somani Marg, Fort, Post Box - 1142, Mumbai - 400001	15.20	1.36%
New India Assurance Company Ltd	New India Assurance Building 87, M.G. Road Fort, Mumbai 400001	12.43	1.12%
IVY Funds Inc Asset Strategy Fund	Citibank NA, Custody Services, 3rd Floor, Trent House, G Block, Plot No.60, BKC, Bandra (East), Mumbai - 400051	12.08	1.08%
Total	-	591.18	53.09%

2.	Trends in Stock Prices

Monthly High and Low Stock Prices of Shares for each of the Last Six Months ended September 30, 2009

National Stock Exchange of India Limited (NSE)
(in Rs.)
Month	April 2009	May 2009	June 2009	July 2009	August 2009	September 2009
High (yen)	479.20 (1,001.53)	756.15 (1,580.35)	756.15 (1,580.35)	784.75 (1,640.13)	773.75 (1,617.14)	907.60 (1,896.88)
Low (yen)	349.35 (730.14)	520.75 (1,088.37)	689.40 (1,440.85)	628.85 (1,314.30)	704.95 (1,473.35)	735.95 (1,538.14)

Bombay Stock Exchange Limited (BSE)

(in Rs.)
Month	April 2009	May 2009	June 2009	July 2009	August 2009	September 2009
High (yen)	477.75 (998.50)	758.60 (1,585.47)	754.35 (1,576.59)	787.10 (1,645.04)	773.40 (1,616.41)	904.80 (1,891.03)
Low (yen)	349.45 (730.35)	520.60 (1,088.05)	689.35 (1,440.74)	628.95 (1,314.51)	704.85 (1,473.14)	736.00 (1,538.24)

New York Stock Exchange (NYSE)
(ADS)

(in US$)
Month	April 2009	May 2009	June 2009	July 2009	August 2009	September 2009
High (yen)	20.75 (1,828.49)	31.14 (2,744.06)	32.62 (2,874.47)	33.32 (2,936.16)	33.20 (2,925.58)	38.56 (3,397.91)
Low (yen)	14.36 (1,265.40)	20.55 (1,810.87)	28.01 (2,468.24)	26.04 (2,294.64)	28.67 (2,526.40)	29.35 (2,586.32)

3.	Statement of Directors and Officers

The Bank’s non-executive director, Mr. T. S. Vijayan has resigned with effect from November 24, 2009.

VI.	FINANCIAL CONDITION

           The original English financial statements of ICICI Bank Limited (the “Bank”) for the six-month period ended September 30, 2009 presented in this document are the same as included in the Form 6-K filed with the U.S. Securities and Exchange Commission on October 30, 2009, and are prepared in accordance with accounting principles generally accepted in India (“Indian GAAP”).

This document includes the Japanese translation of the aforementioned English interim financial statements pursuant to the provision under item 2 of Article 76 of the Regulations Regarding Terminology, Format and Method of Preparation of Interim Financial Statements, etc. (Ministry of Finance Ordinance No. 38 of 1977).

These financial statements of the Bank were summary financial statements and extracted from the complete set of interim financial statements. The complete set of interim financial statements for the six-month period ended September 30, 2009 and 2008 were audited by B S R & Co,. Chartered Accountants. Since the complete set of the audited financial statements were not filed with the U.S. Securities and Exchange Commission, the same have not been included in this document.

The financial statements of the Bank are presented in Indian rupees. In preparation of Japanese translation, only key amounts were translated into Japanese yen solely for the convenience of the reader at the rate of Rs.1=\2.09 which was the telegraphic transfer customer selling exchange rate of The Bank of Tokyo Mitsubishi UFJ, Ltd. as of December 4, 2009.

“Major differences between United States and Japanese Accounting Principles and Practices” and “Major differences between Indian and Japanese Accounting Principles and Practices” are included at the end of this section.

1.	Financial Statements for the Relevant Periods

Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

	Six months ended September 30, 2008		Six months ended September 30, 2009		Year ended March 31, 2009
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
Net interest income	4,238	88,574	4,021	84,039	8,367	174,870
Non-interest income	3,415	71,374	3,914	81,802	7,603	158,903
-Fee income	3,834	80,131	2,706	56,555	6,524	136,352
-Lease and other income	328	6,855	197	4,117	636	13,292
-Treasury income	(747)	(15,612)	1,011	21,130	443	9,259
Less:
Operating expense	3,177	66,399	2,825	59,043	6,306	131,795
Direct market agent (DMA) [1] expense	373	7,796	48	1,003	529	11,056
Lease depreciation	104	2,174	98	2,048	210	4,389
Operating profit	3,999	83,579	4,964	103,747	8,925	186,533
Less: Provisions	1,716	35,864	2,395	50,056	3,808	79,587
Profit before tax	2,283	47,715	2,569	53,691	5,117	106,946
Less: Tax	541	11,307	651	13,606	1,359	28,403
Profit after tax	1,742	36,408	1,918	40,085	3,758	78,543

1.	Represents commissions paid to direct marketing agents (DMAs) for origination of retail loans. These commissions are expensed upfront.
2.	Prior period/year figures have been re-grouped/re-arranged where necessary.

Summary Balance Sheet

	September 30, 2008		September 30, 2009		March 31, 2009
	Rs. crore	JPY mm	Rs. crore	JPY mm	Rs. crore	JPY mm
Assets
Cash & bank balances	35,613	744,312	29,267	611,680	29,966	626,289
Advances	221,985	4,639,487	190,860	3,988,974	218,311	4,562,700
Investments	97,147	2,030,372	119,965	2,507,269	103,058	2,153,912
Fixed & other assets	30,225	631,703	26,282	549,294	27,966	584,490
Total	384,970	8,045,874	366,374	7,657,217	379,301	7,927,391

Liabilities
Networth	48,645	1,016,681	51,258	1,071,292	49,533	1,035,240
-Equity capital	1,113	23,262	1,114	23,283	1,113	23,262
-Reserves	47,532	993,419	50,144	1,048,009	48,420	1,011,978
Preference capital	350	7,315	350	7,315	350	7,315
Deposits	223,402	4,669,102	197,832	4,134,689	218,348	4,563,473
CASA ratio	30.0%		36.9%		28.7%
Borrowings	94,849	1,982,344	99,773	2,085,256	92,805	1,939,625
Other liabilities	17,724	370,432	17,161	358,665	18,265	381,738
Total	384,970	8,045,874	366,374	7,657,217	379,301	7,927,391

2.	Other Information

(1)	Legal and Regulatory Proceedings

At December 15, 2009, there were 44 litigations each involving a claim of Rs. 10.0 million and more against us, in the aggregate amount of approximately Rs. 90.50 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). At December 15, 2009, 263 litigations were pending against our directors in an aggregate amount of approximately Rs. 222.7 million (to the extent quantifiable). The following are the litigations where amounts claimed from us are Rs. 1.00 billion or higher:

We filed a recovery application against Mardia Chemicals Limited and its guarantors before the Debt Recovery Tribunal, Mumbai for recovery of Rs. 1.40 billion. In response, Mardia Chemicals Limited filed a counterclaim of Rs. 56.30 billion against us. We have filed an affidavit in this matter for rejection of the counterclaim. Meanwhile, Mardia Chemicals Limited was ordered to be liquidated. We have filed a motion for dismissal of the counterclaim pursuant to an order of the City Civil Court, Ahmedabad rejecting a suit filed by Mardia Chemicals against the directors of ICICI Bank arising out of the same cause of action. This matter is adjourned to February 1, 2010.

The promoters of Mardia Chemicals Limited, in their capacity as guarantors, filed a suit against us before the City Civil Court at Ahmedabad, for damages amounting to Rs. 20.80 billion. We filed applications for dismissal of the suit and have submitted that the suit should be tried before the Debt Recovery Tribunal. The Court by its order dated January 10, 2008, directed the guarantors of Mardia Chemicals Limited to approach the Debt Recovery Tribunal, Mumbai following which the promoters of

Mardia Chemicals Limited have filed an appeal before the High Court of Gujarat at Ahmedabad. The Hon'ble High Court by its order dated December 1, 2008 has confirmed the order of the Civil Court and reiterated that this suit is in the nature of a counter claim and ought to be tried along with the Original Application filed by the Bank before DRT, Mumbai. Consequently the Guarantors suit has now been filed before DRT Mumbai as a counter claim to the O.A. filed by the Bank against the Guarantors (977 of 1999). This matter is adjourned to February 1, 2010.

In 2002, we filed a suit before the Debt Recovery Tribunal, Ahmedabad against Gujarat Telephone Cables Limited for recovery of term loans, debentures and working capital finance provided by us. We sold our exposure to Asset Reconstruction Company (India) Limited in 2004. The borrower has filed a suit in the Civil Court claiming damages of Rs. 10.00 billion jointly and severally from State Bank of India, Bank of Baroda, United Western Bank, Axis Bank, Bank of India, Asset Reconstruction Company (India) Limited and us. We have filed an application for rejection of the plaint, to which Gujarat Telephone Cables Limited has filed its reply. ICICI Bank has filed its rejoinder. The company in the meanwhile has gone into liquidation and the notice has been served to the OL.  The matter is now kept for hearing on January 6, 2010.

Esslon Synthetics Limited has filed counter claim of Rs. 1.00 billion against erstwhile ICICI Limited and others in the suit for recovery (Civil Suit No. 107 of 1999) filed by us for an amount of Rs. 169.0 million before the Debt Recovery Tribunal (DRT), Delhi. In the Company Petition No. 4/1996 at the High Court of Allahabad, the OL attached to the Allahabad High Court has sold the assets of the company for an amount of Rs. 60.6 million in November 2002. We have filed the claim with the OL attached to the Allahabad High Court for an amount of Rs. 88.2 million. The OL is in the process of adjudicating the amount and we are following up with the OL for the same. In the counter claim, it has been alleged by the guarantor that lenders including ICICI Bank had coerced him into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. The guarantor has also filed an interim application on the ground that certain documents have not been exhibited to which ICICI has filed its reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. The matter is coming up for hearing on January 28, 2010. We are in touch with the company for settling this issue and withdrawing the counter claim.

Management believes, based on consultation with counsel, that the claims and counter-claims filed against us in the above legal proceedings are frivolous and untenable and their ultimate resolution will not have a material adverse effect on our results of operations, financial condition or our liquidity. Based on a review of other litigations with legal counsel, management also believes that the outcome of such other matters will also not have a material adverse effect on our financial position, results of operations or cash flows.

In addition, we have experienced rapid international expansion into banking in multiple jurisdictions which exposes us to a new variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputation risk and operational risk. As a result of this rapid growth and increased complexity, we or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it would be our policy to conduct an internal investigation, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including termination of their services.

Pursuant to charges filed against us by the Securities and Futures Commission of Hong Kong for carrying on the business of dealing in securities without having a license to do so, the Eastern Magistrate’s Court, Hong Kong, fined us a sum of HK$ 40,000 and ordered us to reimburse prosecution costs of HK$ 54,860. The contravention was limited to a small component of our business in Hong Kong and we have taken action against the concerned employees, as well as strengthened the compliance and control functions at the Hong Kong branch.

We cannot predict the timing or form of any future regulatory or law enforcement initiatives, which we note are increasingly common for international banks, but we would expect to co-operate with any such regulatory investigation or proceeding.

Taxation proceedings

At September 30, 2009, we had been assessed an aggregate of Rs. 32.36 billion in excess of the provision made in the accounts mainly pertaining to income tax, and sales tax/value added tax demands by the government’s tax authorities for past years. We have appealed each of these tax demands which are pending final disposal. Based on consultation with counsel and favorable judicial or appellate authority decisions in our own or other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessment and accordingly we have not provided for these tax demands at September 30, 2009.

We have received favorable decisions from the appellate authorities with respect to Rs. 4.18 billion of the assessment. Based on available information, the tax authorities have appealed these decisions to higher appellate authorities and the same are pending adjudication.

In our appeal of assessment of sales tax/value added tax aggregating to Rs. 839.0 million, we are relying on a favorable decision of the Supreme Court of India in respect of a writ petition filed by us and the facts of the case.

In our appeal of assessments of income tax, interest tax and wealth tax aggregating to Rs. 27.34 billion, we are relying on favorable precedent decisions of the appellate court and expert opinions. The major issues which are mainly industry wide disputes are detailed below:-

•	Bad Debts: Rs. 13.37 billion relates to bad debts written off. Bad debts written off as irrecoverable have been disallowed by the tax authorities on the ground that we have not established that the debts written off during the year are irrecoverable. In recent judgments in our own and other cases, the appellate authorities have allowed the claim of bad debts on the ground that after the amendment to Section 36(1) (vii) of the Income Tax Act, 1961 with effect from April 1, 1989, it is not obligatory on the part of the assessee to prove that the debts written-off are bad and it shall suffice if the assessee writes off its bad debts as irrecoverable in the accounts during the said year.

•
Depreciation on leased assets: Rs. 4.11 billion relates to the disallowance of depreciation claim on leased assets. In respect of depreciation claimed by us for fiscal 1993 and fiscal 1994 on two sale and lease back transactions, the Income Tax Appellate Tribunal, Mumbai held that these transactions were tax planning tools and no depreciation was allowable. As the Income Tax Appellate Tribunal’s decision is based on the facts of two specific transactions, we believe that the Income Tax Appellate Tribunal’s decision will not have an adverse tax impact on other sale and lease back transactions entered into by us. In subsequent judgments in our own and other cases, the appellate authorities have held that finance lease transactions are genuine and have allowed depreciation on finance leases including sale and lease back transactions. Moreover, the lease agreements provide for variation in the lease rental to offset any loss of depreciation benefit to us.

•
Penalty: Penalty amounting to Rs. 3.70 billion has been levied under Section 271(1) (c) by the tax authorities on contentious additions involving judicial interpretation. According to the Bank, there is no concealment of income. In recent judgments in our own and other cases, the appellate authorities have deleted penalties on debatable issues which cannot be said to be in the nature of concealment of income.

•
Allocation of expenses to earn dividend income Rs. 2.83 billion: The disputed issue involves computation of exemption under Section 10(33), 10(34) and deduction under Section 80M on account of dividend income viz. whether interest expenses can be attributed to earning exempt dividend income. According to the Bank, no interest can be allocated as there are no earmarked borrowings towards investment in shares and its interest free funds are sufficient to cover investments in the underlying shares. In recent judgment in another matter, the Bombay High Court has laid down the principle that if there are sufficient interests free funds available to an assessee to meet its investments it can be presumed that the investments were from the interest free funds available.

•
Taxability under Section 41(4A) of amounts withdrawn from Special Reserve created upto Assessment Year 1997-98: Rs. 1.97 billion: Erstwhile ICICI Limited had maintained two special reserve accounts, “Special Reserve created upto Assessment Year 1997-98” and “Special Reserve created and maintained from Assessment Year 1998-99”. Withdrawal has been made from the “Special Reserve created upto Assessment Year 1997-98” which was taxed on withdrawal. The bank has disputed the levy of tax as the special reserve created through this account was not required to be maintained. In recent judgment in our own case, the appellate authorities have granted relief in respect of withdrawal of special reserve created up to Assessment Year 1997-98.

Accordingly, we have not provided for these tax demands but have disclosed them as a contingent liability in the financial statements.

(2)	Subsequent Events

Corporate Social Responsibility Committee

At the meeting of the Board of Directors on October 30, 2009, a Corporate Social Responsibility Committee comprising three directors – Mr. M. K. Sharma, Dr. Anup K. Pujari and Ms. Chanda D. Kochhar was constituted. Mr. M. K. Sharma, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of our corporate social responsibility initiatives, making recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices and review and implementation of other matters related to corporate social responsibility initiatives as recommended by the Reserve Bank of India or any other body.

3.	Major Differences between United States and Japanese Accounting Principles and Practices

The financial statements of the Bank for the year ended March 31, 2009 include notes describing the differences between accounting principles generally accepted in India and those in the United States of America (“US GAAP”) and disclose net income and stockholders’ equity under US GAAP. Summarized hereunder are significant differences between the accounting policies under US GAAP and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. The Bank also consolidates entities deemed to be variable interest entities where the Bank is determined to be the primary beneficiary under FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities”.

Under Japanese accounting principles, a concept of variable interest entities is not used to determine the scope of consolidation.

(2)	Venture capital investments

The Bank’s venture capital funds carry their investments at fair value, with changes in fair value on venture capital investments recognized as gain/loss in the profit and loss account.

Under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(3)	Goodwill

The Bank does not amortize goodwill but instead tests goodwill for impairment at least annually.

Under Japanese accounting principles, goodwill arising from business combinations is required to be amortized over a period not exceeding 20 years. Also, goodwill is subject to an impairment test.

(4)	Share-based compensation

The Bank adopted the modified prospective method in which compensation costs is recognized from the year ended March 31, 2007 based on the requirements of Statement No. 123R, for all the share-based payments granted after April 1, 2006 and based on the requirements of Statement No. 123 for all awards granted to employees prior to April 1, 2006 that remain unvested. Previously, the Bank was using the intrinsic value method to account for its employee stock-based compensation plans. 123R requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values.

Under Japanese accounting principles, "Accounting Standard for Stock Options" was issued in December 2005 for the accounting for stock-based compensation. This accounting standard applies to share options granted to employees, other share options and shares within the scope of the standard on and after the date on which the Corporation Law takes effect (May 1, 2006). Under the standard, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Loan origination fees

Under US GAAP, loan origination fees (net of costs) are amortized over the period of the loans as an adjustment to the yield on the loan.

Under Japanese accounting principles, there is no specific accounting standard for amortization of loan origination fees.

(6)	Hedge accounting

The Bank has designated certain derivatives as fair value hedges. Under fair value hedge accounting, changes in fair value of derivatives are recognized in the profit and loss account along with the changes in fair value of hedged items. The Bank has also designated certain derivatives as hedges of its net investments in foreign operations, under which the changes in the fair value of derivatives are directly recognised in equity, net of tax.

Under Japanese accounting principles, gains and losses arising from changes in fair value of hedging instruments are directly recognized in equity, net of tax effect.

(7)	Fair value measurements

The Bank adopted Statement No. 157 “Fair Value Measurements” issued by the Financial Accounting Standards Board (FASB) in September 2006, which establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value.

Under Japanese accounting principles, “Practical Guidelines Concerning Accounting for Financial Instruments” provides guidance on fair value and “Practical Treatment for Measuring Fair Value of Financial Assets” has also been issued, but no specific standards equivalent to US GAAP for fair value measurement exist.

4.	Major Differences between Indian and Japanese Accounting Principles and Practices

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles in India. Summarized hereunder are significant differences between the accounting policies adopted by the Bank and Japanese accounting principles.

(1)	Principles of consolidation

The Bank consolidates entities in which it holds, directly or indirectly, more than 50% of the voting rights or where it exercises control. Assets, liabilities, income and expenditure of the jointly controlled entities are consolidated using the proportionate consolidation method. Under the proportionate consolidation method, the Bank’s share of each of the assets, liabilities, income and expenses is reported as separate line items in the consolidated financial statements.

Under Japanese accounting principles, there is no concept of proportionate consolidation.

(2)	Stock issue costs

The expenses of the stock issue have been charged to the share premium account.

Under Japanese accounting principles, stock issue costs are either charged to expense as incurred or deferred to be amortized over three years.

(3)	Sale of loans

The Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized and gains / losses are recorded net of allowance for credit losses only if the Bank surrenders the rights to benefits specified in the loan contract. Net income arising from sale of loan assets through direct assignment without recourse obligation, is recognized at the time of sale. With effect from February 1, 2006, net income arising from securitization of loan assets is amortized over the life of securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold.

Under Japanese accounting principles, the transfer of loans are recognized as sales and the resulting gains are recognized if derecognition requirements for financial assets under the financial component approach are met.

(4)	Share-based compensation

The Bank uses the intrinsic value based method to account for its stock-based employee’s compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price.

Under Japanese accounting principles, the intrinsic value based method is not used and the compensation expenses are accounted for based on the fair value at the grant date.

(5)	Retirement benefit

In respect of gratuity benefit and other benefit schemes, where the Bank makes payments for retirement benefits out of its own funds, provisions are made in the profit and loss account based on actuarial valuation.

Under Japanese accounting principles, the defined benefit plan is accounted for based on the actuarial calculations, with actuarial gains or losses being amortized over a certain period of years within the average remaining service period.

(6)	Mark-to-market of securities

Net unrealized gains on investments by category are ignored, except for the venture capital investments wherein the unrealized gains and losses are transferred to the Reserves and Surplus.

Under Japanese accounting principles, unrealized gains and losses on trading securities are recognized in the profit and loss account and those on other securities are recorded in equity. Additionally, under Japanese accounting principles, there is no specific accounting standard for venture capital investments, and accounting for such investments should follow general accounting standards for investments in securities.

(7)	Acquisition costs of securities

Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

Under Japanese accounting principles, such costs are included in acquisition costs of securities.

(8)	Profit on sale of held-to-maturities securities

Profit on sale of investments in the ‘Held to Maturity’ category is credited to the profit and loss account and is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to capital reserve.

Under Japanese accounting principles, such profit is recognized in the profit and loss account upon sale. There is no specific standard concerning transfer of such profit to reserve.

(9)	Provisions for loan losses

In case of corporate loans, provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India (RBI). Subject to the minimum provisioning levels prescribed by RBI, provision on homogeneous retail loans/receivables is assessed at a portfolio level, on the basis of days past due. For restructured/rescheduled assets, provision is made by the Bank in accordance with the guidelines issued by RBI, which require a provision equal to the diminution in the fair value of the loan computed on a present value basis to be made at the time of restructuring.

Under Japanese accounting principles, provision for loan losses in banks is established based on self-assessment and the historical loss ratio and outstanding balance of each asset category. Alternatively, it is also permitted to be calculated based on the difference between the discounted future cash flows using the original effective interest rate and the outstanding balance. The regulatory agency does not prescribe certain rate to be used for calculation of provisions in banks.

(10)	Hedge accounting

Under Indian GAAP, the swap contracts entered to hedge on-balance sheet assets and liabilities are structured in such a way that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps/options are accounted for on an accrual basis.

Under Japanese accounting principles, all derivatives are marked to market with unrealized gains and losses being deferred to the extent that the requirements for hedge accounting are met.

(11)	Impairment of fixed assets

Fixed assets and certain intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset with future net discounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is recognized by debiting the profit and loss account and is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Under Japanese accounting principles, undiscounted cash flows are used for assessment of impairment.

(12)	Deferred tax

The Bank does not recognize deferred taxes on undistributed earnings of subsidiaries and affiliates.

Under Japanese accounting principles, deferred tax is recognized based on the schedule for reversal of temporary difference as a whole. Deferred tax liabilities are recognized on part of undistributed profits of subsidiaries that are expected to be taxed upon payment as dividends.

(13)	Dividends

Dividends on shares and the related dividend tax are recognized in the year to which it relates to.

Under Japanese accounting principles, dividends are recognized upon approval in the annual general meeting.

VII.	TRENDS IN FOREIGN EXCHANGE RATES

The information required under this subsection is omitted because the foreign exchange rates between Indian rupee, which is the currency in which the financial statements of the Bank are presented, and Japanese yen, has been published in two or more daily newspapers reporting general affairs in Japan for the referenced periods.

VIII.	REFERENCE INFORMATION OF FILING COMPANY

The documents filed during the period from the commencement date of the relevant business year through the filing date of this Semi-Annual Report, and the filing dates thereof, are as follows:

1.	Annual Securities Report
and the attachments thereto
pertainingto fiscal 2009	filed on September 30, 2009

2.	Amendment to the Semi-Annual
Report pertaining to fiscal 2007	filed on December 28, 2009

3.	Amendment to the Semi-Annual
Report pertaining to fiscal 2008	filed on December 28, 2009

PART II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY, ETC.

I.	INFORMATION ON GUARANTY COMPANY

Not applicable.

II.	INFORMATION ON COMPANIES OTHER THAN GUARANTY COMPANY

Not applicable.

III.	INFORMATION ON BUSINESS INDICES, ETC.

Not applicable.